Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF STRATASYS AND MAKERBOT

The following Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2012 and the six months ended June 30, 2013 combine the historical consolidated statements of operations of Stratasys Ltd. (“Stratasys”) and the historical consolidated statements of operations of Cooperation Technology Corporation (“MakerBot”), giving effect to the merger as if it had been consummated on January 1, 2012. The following Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of Stratasys and MakerBot, giving effect to the merger as if it had been consummated on June 30, 2013. The historical consolidated statement of operations of Stratasys for the year ended December 31, 2012 has been adjusted to reflect the merger of Stratasys, Inc. and Objet Ltd. (“Objet”), which was completed on December 1, 2012, as if it had been consummated on January 1, 2012 and, accordingly, the Stratasys column is labeled “Pro Forma for Objet Merger”. The Unaudited Pro Forma Condensed Combined Statement of Operations of Stratasys and Objet for the year ended December 31, 2012 that includes the results of Objet for that full year and result in the Pro Forma for Objet Merger amounts are incorporated by reference from the previously filed Form 6-K on September 3, 2013.

On August 15, 2013 (the “merger date”) Stratasys and privately held MakerBot, completed their merger under terms of the definitive merger agreement (the “merger agreement”) which had been signed on June 19, 2013. MakerBot merged with a subsidiary of Stratasys in a stock-for-stock transaction. Each share of MakerBot preferred stock and common stock outstanding immediately prior to closing was converted into the right to receive an amount equal to the per share aggregate merger consideration. All MakerBot stock options were deemed to be fully vested and certain of those stock options, along with the MakerBot warrant, were cancelled in exchange for the right to receive payment of the merger consideration in approximately such number of shares as would have been issued to such holder had the option or warrant been exercised on a net exercise basis. Other MakerBot stock options holders received fully vested Stratasys stock options of equivalent value.

Under terms of the merger agreement, in exchange for 100% of MakerBot’s outstanding capital stock, at the merger date Stratasys issued 3.92 million shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys, and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. This and the value of the earn-out discussed below resulted in an aggregate purchase price of $491.9 million, based on the average price on the merger date of Stratasys ordinary shares (“average merger date stock price”) of $97.46.

MakerBot stockholders may also qualify for two earn-out payments that provide for aggregate payments of up to 1.19 million shares (having a value of approximately $116.0 million based on the average merger date stock price) depending on the level of achievement of revenue and gross margin percentage targets for the six months ending December 31, 2013 and the year ending December 31, 2014. Additionally, certain MakerBot employees will participate in a performance bonus plan adopted in connection with the merger. Participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar for dollar, the actual amounts determined in the earn-out calculation up to 1.19 million shares (having a value of approximately $116.0 million based on the average merger date stock price). The earn-out payments and bonus payments, if earned, will be made in Stratasys shares or cash, or a combination thereof, at Stratasys’ discretion.

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have resulted had the merger been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company.

Stratasys is the acquirer in the transaction and will allocate the purchase price consideration to the tangible and intangible assets acquired and liabilities assumed from MakerBot. Stratasys has not completed the detailed valuation studies necessary to determine the fair values of MakerBot’s assets and liabilities, nor has it identified all adjustments necessary to conform MakerBot's accounting policies to Stratasys' accounting policies. Stratasys has allocated the purchase price based on the preliminary estimated fair value of MakerBot's assets acquired and liabilities assumed based on discussions with MakerBot's management, preliminary valuation studies, and due diligence. Accordingly, the unaudited pro forma purchase price allocation and related adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. Subsequent to the merger, Stratasys is in the process of completing final valuations of the assets acquired and liabilities assumed from MakerBot. Accordingly, there may be increases or decreases in the fair value of MakerBot’s assets and liabilities reflected in the balance sheet which may also impact the statements of operations. There can be no assurance that such final valuations of the assets acquired and liabilities assumed pursuant to the acquisition of MakerBot will not be materially different from the information presented below.

These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with (i) the unaudited interim consolidated financial statements of Stratasys contained in its Report of Foreign Private Issuer on Form 6-K (Form 6-K) that reports its results for the six month period ended June 30, 2013, furnished to the SEC on August 8, 2013 and incorporated by reference herein and the unaudited interim condensed consolidated financial statements of MakerBot for the six month period ended June 30, 2013, included in Exhibit 99.2 of this Form 6-K, and (ii) the audited consolidated financial statements of Stratasys contained in its Annual Report Form 20-F for the year ended December 31, 2012, incorporated herein by reference and the audited consolidated financial statements of MakerBot for the fiscal year ended December 31, 2012, included in Exhibit 99.1 of this Form 6-K.

Unaudited Pro Forma Condensed Combined Statements of Operations

		Year Ended December 31, 2012
		Pro Forma for Objet		Pro Forma		Pro Forma
(in thousands, except per share data)		Merger *	MakerBot	Adjustments	Note 4	Combined
Net sales		$359,054	$15,748	$-		$374,802
Cost of sales		195,131	9,170	6,260	(a)
				278	(b)	210,839

Gross profit		163,923	6,578	(6,538)		163,963

Operating expenses
Research and development		36,923	2,604	100	(b)
				2,869	(c)	42,496
Selling, general and administrative		141,232	8,248	9,370	(a)
				(378)	(b)
				11,894	(c)	170,366
		178,155	10,852	23,855		212,862

Operating loss		(14,232)	(4,274)	(30,393)		(48,899)

Other income		2,124	10	13	(e)	2,147

Loss before income taxes		(12,108)	(4,264)	(30,380)		(46,752)

Income taxes (benefit)		9,407	-	(13,858)	(f)	(4,451)

Net loss		$(21,515)	$(4,264)	$(16,522)		$(42,301)

Non-controlling interest		62	-	-		62

Loss attributable to Stratasys Ltd		$(21,577)	$(4,264)	$(16,522)		$(42,363)

Loss per common share
	Basic	$(0.58)				$(1.04)
	Diluted	$(0.58)				$(1.04)

Weighted average common shares
outstanding
	Basic	36,987		3,922	(g)	40,909
	Diluted	36,987		3,922	(g)	40,909

* The pro forma statement of operations of Stratasys Ltd., has been adjusted to reflect the merger of Stratasys, Inc. and Objet Ltd., which was completed on December 1, 2012, as if it had been completed on January 1, 2012.

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statements of Operations

		Six Months Ended June 30, 2013
				Pro Forma		Pro Forma
(in thousands, except per share data)		Stratasys	MakerBot	Adjustments	Note 4	Combined
Net sales		$203,692	$28,299	$-		$231,991
Cost of sales		115,913	14,375	3,130	(a)
				331	(b)	133,749

Gross profit		87,779	13,924	(3,461)		98,242

Operating expenses
Research and development		21,126	8,702	(496)	(b)
				695	(c)	30,027
Selling, general and administrative		85,990	2,187	4,685	(a)
				165	(b)
				4,467	(c)
				(5,424)	(d)	92,070
		107,116	10,889	4,092		122,097
Operating income (loss)		(19,337)	3,035	(7,553)		(23,855)

Other income (expense)		652	(89)	89	(e)	652

Income (loss) before income taxes		(18,685)	2,946	(7,464)		(23,203)

Income taxes (benefit)		(417)	-	(3,337)	(f)	(3,754)

Net income (loss)		$(18,268)	$2,946	$(4,127)		$(19,449)

Non-controlling interest		68	-	-		68

Net income (Loss) attributable to Stratasys Ltd		$(18,336)	$2,946	$(4,127)		$(19,517)

Loss per common share
	Basic	$(0.47)				$(0.46)
	Diluted	$(0.47)				$(0.46)

Weighted average common shares
outstanding
	Basic	38,637		3,922	(g)	42,559
	Diluted	38,637		3,922	(g)	42,559

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

		As of June 30, 2013
			Pro Forma		Pro Forma
(in thousands)	Stratasys	MakerBot	Adjustments	Note 4	Combined
ASSETS

Current assets
Cash and cash equivalents	$148,061	$6,863	$(2,000)	(h)	$152,924
Restricted cash	834	-	-		834
Accounts receivable, net	81,443	1,421	-		82,864
Other current assets	22,055	-	-		22,055
Inventories	64,603	5,484	402	(i)	70,489
Net investment in sales-type leases	5,687	-	-		5,687
Prepaid expenses	3,138	1,210	-		4,348
Deferred income taxes	9,834	-	-		9,834
Total current assets	335,655	14,978	(1,598)		349,035

Property and equipment, net	68,256	4,102	-		72,358
Other assets
Goodwill	822,463	-	368,740	(j)	1,191,203
Other intangible assets, net	484,798	-	169,165	(k)	653,963
Net investment in sales-type leases	9,206	-	-		9,206
Amount funded in respect of employees rights upon retirement	2,844	-	-		2,844
Deferred income taxes	-	-	11,297	(l)	11,297
Other non-current assets	2,928	999	-		3,927
Total other assets	1,322,239	999	549,202		1,872,440
Total assets	$1,726,150	$20,079	$547,604		$2,293,833

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	$24,077	$1,297	$2,513	(m)
			11,499	(m)	$39,386
Other current liabilities	41,116	3,517	-		44,633
Term loan	-	2,000	(2,000)	(h)	-
Deferred tax liabilities	-	-	130	(l)	130
Earn-out payable	-	-	11,950	(n)	11,950
Unearned revenues and customer deposits	25,140	3,192	(339)	(o)	27,993
Total current liabilities	90,333	10,006	23,753		124,092
Non-current liabilities
Deferred tax liabilities - long term	51,194	-	67,664	(l)	118,858
Unearned revenues - long-term	3,155	-	-		3,155
Employees right upon termination	4,437	-	-		4,437
Earn-out payable	-	-	15,199	(n)	15,199
Other non-current liabilities	6,077	189	-		6,266
Total liabilities	155,196	10,195	106,616		272,007
Commitments and contingencies
Convertible preferred stock	-	-	-	(p)	-
Equity
Ordinary shares	102	1	11	(p)
			(1)	(p)	113
Additional paid-in capital	1,477,121	12,002	7,198	(p)
			446,008	(p)
			(12,002)	(p)	1,930,327
Retained earnings	94,167	(2,119)	(2,345)	(p)
			2,119	(p)	91,822
Accumulated other comprehensive income	(593)	-	-		(593)
Non-controlling interest	157	-	-		157
Total equity	1,570,954	9,884	440,988		2,021,826
Total liabilities, convertible preferred stock and equity	$1,726,150	$20,079	$547,604		$2,293,833

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Description of the Transaction

Stratasys and MakerBot, inter alia, entered into an Agreement and Plan of Merger dated as of June 19, 2013, and on August 15, 2013 completed the merger. Stratasys accomplished the acquisition of MakerBot through the merger of Baccio Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Stratasys (“Merger Sub I”), with and into MakerBot, with MakerBot as the surviving corporation (“Merger I”), which was immediately followed by the merger of MakerBot with and into Baccio Corporation (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) with Merger Sub II as the surviving corporation and a wholly-owned subsidiary of Stratasys (“Merger II” and together with Merger I, the “Merger”).

On August 15, 2013 (the “merger date”) Stratasys and privately held MakerBot, completed their merger under terms of the definitive merger agreement (the “merger agreement”) which had been signed on June 19, 2013. MakerBot merged with a subsidiary of Stratasys in a stock-for-stock transaction. Each share of MakerBot preferred stock and common stock outstanding immediately prior to closing was converted into the right to receive an amount equal to the per share aggregate merger consideration. All MakerBot stock options were deemed to be fully vested and certain of those stock options, along with the MakerBot warrant, were cancelled in exchange for the right to receive payment of the merger consideration in approximately such number of shares as would have been issued to such holder had the option or warrant been exercised on a net exercise basis. Other MakerBot stock options holders received fully vested Stratasys stock options of equivalent value.

Under terms of the merger agreement, in exchange for 100% of MakerBot’s outstanding capital stock, at the merger date Stratasys issued 3.92 million shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys, and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. This and the value of the earn-out discussed below resulted in an aggregate purchase price of $491.9 million, based on the average price on the merger date of Stratasys ordinary shares (“average merger date stock price”) of $97.46.

MakerBot stockholders may also qualify for two earn-out payments that provide for aggregate payments of up to 1.19 million shares (having a value of approximately $116.0 million based on the average merger date stock price) depending on the level of achievement of revenue and gross margin percentage targets for the six months ending December 31, 2013 and the year ending December 31, 2014. Certain MakerBot employees will participate in a performance bonus plan adopted in connection with the merger. Additionally, participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar for dollar, the actual amounts determined in the earn-out calculation up to 1.19 million shares (having a value of approximately $116.0 million based on the average merger date stock price). The earn-out payments and bonus payments, if earned, will be made in Stratasys shares or cash, or a combination thereof, at Stratasys’ discretion. Any payments will be made after Stratasys and the seller’s representative agree on the calculation of the earn-out in a process established in the merger agreement and, accordingly, any payments would be expected to be made some time from the March to July that follows the end of each of the two earn-out periods.

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2012 and the six months ended June 30, 2013 give effect to the merger as if it had been completed on January 1, 2012. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2013 gives effect to the merger as if it had been completed on June 30, 2013.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

The Unaudited Pro Forma Condensed Combined Financial Statements have been derived from the historical consolidated financial statements of Stratasys incorporated by reference in this filing from other SEC filings of Stratasys and of historical consolidated financial statements of MakerBot are included in Exhibits 99.1 and 99.2 of this Form 6-K. The historical consolidated statement of operations of Stratasys for the year ended December 31, 2012 has been adjusted to reflect the merger of Stratasys Inc. and Objet Ltd. (Objet), which was completed on December 1, 2012, as if it had been consummated on January 1, 2012 and accordingly the Stratasys column is labeled “Pro Forma for Objet Merger”. The Unaudited Pro Forma Condensed Combined Statement of Operations of Stratasys and Objet for the year ended December 31, 2012 that includes the results of Objet for that full year and result in the Pro Forma for Objet Merger amounts are incorporated by reference from the previously filed Form 6-K on September 3, 2013.

Stratasys has not completed the detailed review of MakerBot’s accounting policies. Based on a preliminary review and as described in footnote 4(b), certain MakerBot expenses have been reclassified between cost of sales and operating expenses to be consistent with Stratasys’ classification. Further review of MakerBot's accounting policies may result in revisions to MakerBot's policies and classifications to conform to those of Stratasys.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes, which should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements. Since the Unaudited Pro Forma Condensed Combined Financial Statements have been prepared based upon preliminary estimates, the final amounts recorded may differ materially from the information presented.

The merger is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements in accordance with Accounting Standards Codification (ASC) Topic 805, "Business Combinations," using the acquisition method of accounting with Stratasys as the accounting acquirer. Under these accounting standards, Stratasys’ total estimated purchase price is calculated as described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements, and the assets acquired and the liabilities assumed of MakerBot are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Stratasys estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the merger and the final amounts of the assets acquired and liabilities assumed in the acquisition of MakerBot may differ materially from the values recorded in the pro forma financial statements.

In accordance with ASC Topic 805, the estimated earn-out obligations are included in the purchase price allocation and are recorded as a current liability for the first earn-out payment and a long-term liability for the second earn-out payment. The estimated fair value of the obligations are based on management’s assessment of whether, and at what level, the revenue and gross margin percentage targets will be achieved, and the present value factors associated with the timing of the payments. Because the amount of the earn-out obligation is based on Stratasys ordinary shares, change in the price of the Stratasys ordinary shares through the earn-out payment date will change the dollar obligation. Management will re-measure the fair value of the earn-out obligations at each reporting period, with any change in fair value being recorded in the current period’s statement of operations.

The bonus plan is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements because it is directly attributable to the merger, factually supportable and has a continuing impact greater than 12 months. Compensation expense is accrued over each of the service periods in an estimated amount based upon management’s assessment of the probable level of achievement of targets of revenue and gross margin percentage and the resulting bonus to be earned. Because the amount of the expense is based on Stratasys ordinary share, change in the price of Stratasys ordinary shares through the bonus payment date will change the dollar amount of the accrual. Management will re-assess the probable level of achievement at each reporting period, and any change will be recorded in the current period’s statement of operations. Also reflected in the Unaudited Pro Forma Condensed Combined Financial Statements, are compensation expenses for a cash retention bonus plan with payments to certain employees at the first and second anniversary of the merger date, contingent on certain continuing employment conditions.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

Estimated transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statements of Operations as they reflect charges directly related to the merger which do not have a continuing impact. However, the anticipated transaction costs are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as an increase to accounts payable and other current liabilities and a decrease to retained earnings.

Stratasys and MakerBot expect to incur costs associated with integrating the operations of Stratasys and MakerBot after the merger is completed. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the merger.

Note 3. Estimate of Consideration Transferred

The following is a preliminary estimate of the merger consideration transferred to effect the merger:

Issuance of Stratasys ordinary shares to MakerBot stockholders	$446,019
Tax withholding payments on behalf of MakerBot shareholders	11,499
Exchange of MakerBot stock options for Stratasys options	7,198
Earn out at estimated fair value	27,149
Total consideration	$491,865

At the merger date, Stratasys issued 3.92 million shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys, and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. The aggregate purchase price consideration was calculated based on $446.0 million for the shares issued and for those held back, based on the average merger date stock price of $97.46, $11.5 million for the withholding tax payments, $27.2 million for the estimated fair value of the earn out and $7.2 million for the valuation of the Stratasys options under the Black Scholes valuation model.

The estimated value of the merger consideration reflected in these Unaudited Pro Forma Condensed Combined Financial Statements is subject to finalizing the estimated fair value of the earn-out. This fair value may change between the estimate used in these Unaudited Pro Forma Condensed Combined Financial Statements and the estimate used in recording the merger.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes unaudited pro forma adjustments to reflect the fair values of MakerBot's assets and liabilities. The allocation of the preliminary purchase price is as follows:

(in thousands)
Current assets	$13,380
Property and equipment	4,102
Goodwill	368,740
Other intangible assets	169,165
Other assets	12,296

Total assets	567,683

Current liabilities	(7,667)
Deferred tax liabilities	(67,962)
Other non-current liabilities	(189)

Total liabilities	(75,818)

Estimated purchase price	$491,865

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited adjustments included in the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

     (a) Amortization. The adjustment to amortization expense recorded in cost of sales, or COS, and selling, general and administrative, or SG&A, expenses is a result of the fair market value adjustments to assets acquired. The estimated fair value of amortizable intangible assets of $119 million is expected to be amortized on a straight-line basis over estimated useful lives that will generally range from 2 to 12 years, subject to the completion of the purchase price allocation. The weighted-average useful life of amortizable intangibles is approximately 9.2 years. The preliminary estimated amortization expense adjustment is based on the estimated useful lives of the acquired MakerBot assets. The purchase price allocation to identifiable intangible assets and the impact on amortization is as follows:

	Pro Forma		Pro Forma Adjustments to Amortization Expense
		Useful Lives	Year Ended	Six Months Ended
(in thousands)	Adjustments	(years)	December 31, 2012	June 30, 2013
Developed technology	43,820	7	6,260	3,130
Trade name	42,382	12	3,532	1,766
Customer relationships - Distributors	18,770	12	1,564	782
Customer relationships - Direct	3,500	2	1,750	875
Non-compete agreement	10,094	4	2,524	1,262
IPR&D - Printers	34,167	Indefinite	-	-
IPR&D - Peripherals	16,432	Indefinite	-	-
Total	169,165		15,630	7,815

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

The amortization of developed technology is included in COS expenses. The amortization of trade name, customer relationships and the non-compete agreement is included in SG&A expenses. The preliminary measurements of fair value reflected are subject to change. Such changes could be significant to the fair value and to the related amortization. For example, a 10% change in the purchase price allocation to developed technology, trade name, customer relationships or non-compete agreement would result in a $0.6 million, $0.4 million, $0.3 million or $0.3 million, respectively, change in annual amortization. Amortization of IPR&D after the estimated date of product launch is not included in the Unaudited Pro Forma Condensed Combined Statements of Operations due to the risk inherent in IPR&D projects and subjectivity in estimating the product launch dates. If the products are launched on their estimated product launch dates, amortization will take place over a seven year useful life with amortization in the first year after the close of the transaction totaling approximately $4.8 million and in the first six months of the second year totaling approximately $3.6 million.

Fair value adjustments and changes to estimated useful lives for MakerBot’s property, plant and equipment are not expected to be significant and accordingly, no adjustments have been made to MakerBot’s recorded amount of property, plant and equipment or depreciation.

     (b) Reclassification of cost of sales and operating expenses. Net expenses of $0.3 million for the year ended December 31, 2012 and $0.3 million for the six months ended June 30, 2013 have been reclassified from cost of sales to operating expenses in the Unaudited Pro Forma Condensed Combined Statement of Operations to be consistent with Stratasys’ classification.

     (c) Bonus plan compensation expense. The performance bonus plan pays amounts to certain MakerBot employees if they satisfy certain continued employment conditions through certain dates based on the same achievement of revenue and gross margin percentage targets for 2013 and 2014 as in the earn-out plan. Participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar for dollar, the actual amounts determined in the earn-out calculation up to 1.19 million shares (having a value of approximately $116.0 million based on the average merger date stock price). Compensation expense is initially estimated based on the target levels that are probable of achievement and then re-assessed each quarter. Stratasys will recognize the expense by accruing the expense over the service period for the employees, which ranges up to three years after the closing date of the merger. The cash retention bonus plan pays a fixed amount to certain MakerBot employees that satisfy a two year continued employment condition and the related expense is recognized over the two year service period.

     (d) Elimination of transaction costs. Total Stratasys transaction costs related to the merger have been estimated to be $5.4 million, of which $3.8 million have been recorded as an expense in SG&A within the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2013. Total MakerBot costs related to the merger have been estimated to be $2.5 million, of which $1.6 million have been recorded as an expense in SG&A within the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2013. The portion of the costs that were expensed, totaling $5.4 million for both companies, have been removed from SG&A expenses with a pro forma adjustment for the six months ended June 30, 2013 as these costs relate directly to the transaction and do not have an ongoing impact. No costs related to this transaction were expensed within the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2012 for either Stratasys or MakerBot. The impact of the estimated transaction costs of $2.5 million to be incurred after June 30, 2013 (estimated total of $7.9 million less the amounts previously expensed of $5.4 million) is included in the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet.

     (e) Elimination of interest expense on term note. The term loan of MakerBot will be paid off at the closing of the merger, accordingly, the pro forma adjustment eliminates interest expense related to the term note as if the term note had been paid off on January 1, 2012.

     (f) Income tax expense. MakerBot had a net operating loss for the year ended December 31, 2012 and utilized net operating loss carryforwards against its income for the six months ended June 30, 2013, and as such, reflected no tax expense or benefit in its historical consolidated statement of operations. With the completion of the merger, MakerBot and Stratasys expect to have future combined taxable income, which will utilize the net operating losses. Accordingly, the Unaudited Pro Forma Condensed Combined Statements of Operations assume that the historical valuation allowance that MakerBot carried against the deferred tax asset related to the net operating loss carryforward will be eliminated and therefore reflect an estimated 40% statutory tax rate on MakerBot income or loss for those periods through a pro forma adjustment. The 40% rate has also been applied to the unaudited pro forma adjustments related to expenses (with the exception of non-deductible transaction costs of $3.8 million for the six months ended June 30, 2013) for the year ended December 31, 2012 and for the six months ended June 30, 2013.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

     (g) Shares outstanding. The unaudited pro forma weighted average number of basic shares outstanding is calculated for each period presented by adding Stratasys’ weighted average number of basic shares outstanding for that period and the 3.92 million of Stratasys shares that were issued to MakerBot stockholders as a result of the merger. The 655 thousand shares held back from issuance to secure the indemnification rights of Stratasys are not included as basic shares outstanding. Due to the pro forma combined net loss for the year ended December 31, 2012 and the six months ended June 30, 2013, common share equivalents were excluded from diluted weighted average common shares outstanding as they would have been anti-dilutive.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

     (h) Term loan pay off. Represents pay off of term loan at the closing of the merger.

     (i) Inventories. Represents the unaudited pro forma adjustment to reflect the increase in the preliminary fair value of MakerBot's inventories balance at June 30, 2013 at current market prices (less selling costs) to approximately $5.9 million, a step-up of $0.4 million from the carrying value. After the merger closing date, the step-up will increase cost of sales over approximately three months as the inventory is sold. The amortization is not included in the accompanying pro forma condensed consolidated statements of operations as it is considered a nonrecurring charge that will be included in the statement of operations within twelve months following the transaction. The provisional measurements of fair value reflected are subject to change.

     (j) Goodwill. Reflects the preliminary estimate of the excess of the purchase price paid over the fair value of MakerBot's identifiable assets acquired and liabilities assumed and is not amortized. The estimated purchase price of the transaction, based on the average merger date price of Stratasys' ordinary shares on August 15, 2013, and the excess purchase price over the fair value of the identifiable net assets acquired is calculated as follows (in thousands):

Preliminary purchase price	$491,865
Less: fair value of net assets acquired	(123,125)

Pro forma goodwill adjustment	$368,740

     (k) Other intangible assets. Represents the unaudited pro forma adjustment to reflect the preliminary estimated fair value of MakerBot's intangibles of approximately $169.2 million. The intangibles consist of developed technology of $43.8 million, trade name of $42.4 million, customer relationships of $22.3 million, in process research and development of $50.6 million and non-compete agreement of $10.1 million. The provisional measurements of fair value reflected are subject to change. Such changes could be significant to the fair value and to the related amortization. See footnote 4(a) for further information on intangible assets.

     (l) Deferred income taxes. Deferred taxes arise from the difference in the income tax basis and the estimated fair value adjustments in the financial statements for acquired inventory, intangibles other than goodwill, and deferred revenue, as well as for certain stock option transactions in connection with the merger and tax deductible transaction expenses. MakerBot has a significant net operating loss carryforward at the completion of the merger, primarily due to the income tax deductions that result from the cancellation of certain stock options in exchange for receiving merger consideration in the amount approximately of $28 million. Based on expectations of future combined taxable income between MakerBot and Stratasys, no valuation allowance is considered necessary for the deferred tax asset relating to the net operating loss carryforward. The deferred taxes are based on MakerBot's statutory tax rate of 40% in the years the deferred taxes are expected to reverse. Stratasys and MakerBot will perform a more detailed analysis of expected future tax rates. Such tax rates and the related deferred income taxes and goodwill amounts may differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

     (m) Accounts payable. The adjustments represent an increase to accounts payable due to (1) $2.5 million of estimated transaction fees in addition to the $5.4 million of transaction fees accrued at June 30, 2013 and (2) $11.5 million of estimated payments to be made to taxing authorities on behalf of MakerBot option holders who received Stratasys shares. The above amounts are expected to be paid at or near the time of closing.

     (n) Earn-out payable. This adjustment represents the current and long-term liability related to the estimated fair value of the earn-out. MakerBot stockholders may qualify for two earn-out payments that provide for aggregate payments of up to 1.19 million shares (having a value of approximately $116.0 million based on the average merger date stock price) depending on the level of achievement of revenue and gross margin percentage targets for the six months ending December 31, 2013 and the year ending December 31, 2014. There is no payable under the bonus plans reflected on the Unaudited Pro Forma Condensed Combined Balance Sheet since the expense will be accrued over the future service period.

     (o) Unearned revenue. Represents the unaudited pro forma adjustment to reflect the decrease in the preliminary fair value of MakerBot’s deferred revenue balance at June 30, 2013, based on the cost of fulfillment plus a normal profit margin, to approximately $2.9 million, a reduction of $0.3 million from the carrying value. After the merger closing date, the adjustment will be amortized as a reduction in revenue over approximately six months as the services are performed. The impact is not included in the accompanying pro forma condensed consolidated statements of operations as it is considered a nonrecurring charge that will be included in the statement of operations within twelve months following the transaction.

     (p) Stockholders' equity. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the issuance of approximately 3.9 million Stratasys ordinary shares that were issued upon completion of the merger and increased common stock by $11,000 (3.9 million of ordinary shares at NIS 0.01 par value which equates to approximately U.S. $0.003 per share, the approximately 655 thousand shares held back from issuance to secure the indemnification rights of Stratasys are not included in common stock, but rather the total value is included in additional paid-in capital until the shares are actually issued), and the elimination of MakerBot’s equity. Amounts in additional paid-in capital represent the fair value of the shares issued, less the par value of the shares issued and includes $7.2 million to reflect the portion of the purchase price related to the total estimated fair value of MakerBot stock options outstanding as of June 30, 2013 converted to Stratasys stock options.

Retained earnings of Stratasys were reduced by $2.3 million for estimated transaction costs (after tax benefit of $167,000 for certain transaction expenses which were deductible) in excess of previously expensed transaction fees of $5.4 million. These estimated transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statement of Operations as they reflect charges directly related to the merger that do not have an ongoing impact.